Exhibit 10.1

Corporate Media Relations: Michael Lordi +1 201 785 3206 (office) +1 201-574-3840 (cell) mikel@radware.com

FOR IMMEDIATE RELEASE

Radware Confirms Its Juniper Partnership Remains Intact

Radware’s ADC service integrated into Juniper’s MX-series Routers perceived as a core value proposition for Juniper’s customers

MAHWAH, N.J.; July 25, 2012 --  Radware® (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today asserted that its relationship and joint solution with Juniper, announced on October 25, 2011, is in place, as confirmed by Juniper verbally and in writing.

Radware’s go-to-market strategy is to grow its application delivery business via OEMs and strategic channels, rather than by selling or licensing its intellectual property.  There, the two companies will continue to offer the previously announced ADC service, based on Radware’s Alteon® technology offered as part of Juniper’s MX-series routers.  As a result, in the next quarters to come, new capabilities and business benefits are to be delivered by this joint solution.

About Juniper MX-series Routers Integrated ADC Service

Radware worked with Juniper to create a scalable ADC software application, based on Radware's Alteon® ADC technology and using the Junos® SDK to fully integrate the ADC with Juniper Networks Junos operating system. The ADC application is implemented on high-performance service cards for the MX Series, enabling Juniper customers to improve their service delivery capabilities while concurrently avoiding the cost and complexity of deploying and maintaining ADC-specific appliances. The ADC and MX Series also share the same configuration and management tools, and the ADC leverages Junos integration with Operational Support Systems (OSS), which further reduces customer costs and risk.

The ADC solution is offered on the Juniper Networks MX240, MX480 and MX960 routers. The optionally licensed ADC is Juniper validated, sold and supported, and is easily added to MX Series 3D Universal Edge Routers through a simple software upgrade. For more information, go to http://www.juniper.net/us/en/products-services/software/router-services/adc/.

About Juniper

Juniper Networks is in the business of network innovation. From devices to data centers, from consumers to cloud providers, Juniper Networks delivers the software, silicon and systems that transform the experience and economics of networking. Additional information can be found at Juniper Networks (www.juniper.net)

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, included the risk that we do not earn significant revenues from our relationship with Juniper as anticipated,  as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.